Exhibit 99.1

GCL Announces Receipt of Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

SINGAPORE, March 23, 2026 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that it has received a written notice (the “Notice”), dated March 17, 2026, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty (30) consecutive business days (February 2, 2026 to March 16, 2026), the bid price for the Company’s ordinary shares had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until September 14, 2026, to regain compliance (the “Compliance Period”). Pursuant to the Notice, if at any time during the Compliance Period the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and such matter will be closed. If the Company fails to regain compliance with the Minimum Bid Price Rule during the Compliance Period, the Company may consider applying to transfer its securities from The Nasdaq Global Select Market to The Nasdaq Capital Market, provided that the Company meets the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement). Such transfer would provide the Company with an additional 180 calendar days, or until March 15, 2027, to regain compliance. There can be no assurance that the Company would be eligible for the additional 180 calendar day compliance period, if applicable, or that the Nasdaq staff would grant the Company’s request for continued listing.

The Notice has no immediate effect on the listing or trading of the Company’s ordinary shares. The Company intends to monitor the bid price of its ordinary shares and consider available options to regain compliance with the Minimum Bid Price Rule.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms. Learn more at https://www.gclglobalholdings.com/

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others, statements regarding our compliance with the Minimum Bid Price Rule and listing or trading of our ordinary shares. Forward-looking statements appear in a number of places throughout this press release and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185